Mail Stop 3561

October 17, 2008

By U.S. Mail and facsimile to (909) 394-1382

Robert J. Sprowls
Chief Financial Officer
American States Water Company
630 E. Foothill Boulevard
San Dimas, CA 91773-1212

   Re: American States Water Company
     Golden State Water Company
     Definitive Proxy Statement on Schedule 14A
     Filed April 4, 2008
     File Nos. 001-14431 and 001-12008

Dear Mr. Sprowls:

   We have reviewed your response letter dated September 19, 2008 and have the following additional comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

<u>Definitive Proxy on Schedule 14A</u>

1. We note your response to comment six, eight, nine, 12 and 13 of our letter dated September 9, 2008. In those responses, you state that in future filings you will enhance and expand your discussion in response to our comments. Please provide us with your intended disclosure for future filings.

2. We note your response to comment seven and 11 of our letter dated September 9, 2008. Please confirm that you will disclose in future filings the response you provided to those comments.

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Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me, at (202) 551-3720, with any questions.

Sincerely,

H. Christopher Owings
Assistant Director